UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ACI WORLDWIDE, INC.

OCELOT ACQUISITION CORP.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68273G101

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$136,680,278.35	$18,644
*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $3.85 cash per share all shares of common stock of the subject company, which represents (1) 32,949,685 outstanding shares of common stock of the subject company, other than those shares held by Online Resources Corporation, ACI Worldwide, Inc. and Ocelot Acquisition Corp. and their wholly owned subsidiaries, (2) 937,872 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans and (3) 1,613,814 shares of common stock subject to issued and outstanding restricted share unit awards pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of February 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), at $3.85 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Transaction Agreement, dated as of January 30, 2013, by and among ACI, Purchaser and ORCC, the Shareholder Agreements, dated as of January 30, 2013, by and among ACI, Purchaser and certain funds affiliated with Tennenbaum Capital Partners, LLC and the Shareholder Agreement, dated as of January 30, 2013, by and among ACI, Purchaser and Joseph L. Cowan, ORCC’s President and Chief Executive Officer, copies of which are attached as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) to this Schedule TO, are incorporated by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Online Resources Corporation, a Delaware corporation. ORCC’s principal executive offices are located at 4795 Meadow Wood Lane, Chantilly, Virginia 20151. ORCC’s telephone number at such address is (703) 653-3100.

(b) This Schedule TO relates to all of the outstanding shares of common stock, par value $0.0001 per share, of ORCC. ORCC has advised us that, as of the close of business, on January 29, 2013, (i) 75,000 Preferred Shares were issued and outstanding (convertible into 4,621,570 Shares pursuant to the Certificate of Designations, Powers, Preferences and Rights of the Series A-1 Convertible Preferred Stock (par value $0.01 per Share) of ORCC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ORCC with the Securities and Exchange Commission on July 3, 2006) and the Certificate of Correction to Certificate of Designations, Powers, Preferences and Rights of the Series A-1 Convertible Preferred Stock (par value $0.01 per Share) of ORCC (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by ORCC with the SEC on September 14, 2006), (ii) 32,949,685 Shares were issued and outstanding, (iii) 937,872 Shares were issuable upon exercise of ORCC stock options and 1,613,814 Shares are issuable under ORCC restricted share units, and (iv) no Shares were issuable, with respect to any person, upon exercise of securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire or any options, calls or commitments relating to, or any securities, including any instrument the value of which is determined in whole or in part by reference to the market price or value of, securities of such first person.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by ACI and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Purchaser and ACI” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in Sections 1, 2, 3, 4, 5, 6, 7, 10, 12 and 14—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Considerations,” “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Source and Amount of Funds,” “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” and “Conditions of the Offer” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v), (vii) The information set forth in Sections 5, 11 and 12—“Certain U.S. Federal Income Tax Considerations,” “Background of the Offer,” “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11 and 12—“Certain Information Concerning Purchaser and ACI,” “Background of the Offer” and “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” and “Dividends and Distributions” of the Offer to Purchase is incorporated by reference.

(c)(2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) On February 6, 2013, ACI, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association entered into an amended and restated commitment letter (the “Amended and Restated Commitment Letter”) in order to have the Marketing Period Expiration Date (as defined in the Amended and Restated Commitment Letter) end on the expiration date of the Offer. The foregoing description of the Amended and Restated Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Commitment Letter, which is filed as Exhibit (b)(2) hereto and is incorporated herein by reference.

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated by reference.

(b), (d) Not applicable.

Item 8.	Interests in Securities of the Subject Company.

(a), (b) The information set forth in Sections 9, 11 and 12—“Certain Information Concerning Purchaser and ACI,” “Background of the Offer” and “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9 and 12—“Certain Information Concerning Purchaser and ACI” and “Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

(a)(2), (a)(3) The information set forth in Sections 12, 14 and 15—“Purpose of the Offer; Plans for ORCC; the Transaction Agreement; the Shareholder Agreements; Appraisal Rights; Going Private Transactions,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(b) The information set forth in the Offer to Purchase is incorporated by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 7, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in The Wall Street Journal on February 8, 2013.

* (a)(5)(A)	Press Release, dated January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

Exhibit No.	Description

* (a)(5)(B)	Investor Presentation Materials, dated January 31, 2013 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (a)(5)(C)	Transcript of Investor Presentation Call, held on January 31, 2013 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

(a)(5)(D)	Complaint filed on February 6, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280).

* (b)(1)	Commitment Letter, dated January 30, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

(b)(2)	Amended and Restated Commitment Letter, dated February 6, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

* (d)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Online Resources Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(5)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 3 to the Schedule 13D filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 4, 2013).

*	Previously filed.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OCELOT ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 7, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in The Wall Street Journal on February 8, 2013.

* (a)(5)(A)	Press Release, dated January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (a)(5)(B)	Investor Presentation Materials, dated January 31, 2013 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (a)(5)(C)	Transcript of Investor Presentation Call, held on January 31, 2013 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

(a)(5)(D)	Complaint filed on February 6, 2013 in Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et al. (Case No. 8280).

* (b)(1)	Commitment Letter, dated January 30, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

(b)(2)	Amended and Restated Commitment Letter, dated February 6, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

* (d)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Online Resources Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

* (d)(5)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 3 to the Schedule 13D filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on February 4, 2013).

*	Previously filed.